EXHIBIT 12

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	9 Months
	Ended
	September 30,	Restated 12 Months Ended December 31,
(Dollars in millions)	2004	2003	2002	2001	2000	1999
EARNINGS
Income (loss) before income taxes	$132.8	$(695.1)	$(13.5)	$(339.4)	$75.4	$278.4
Add:
Amortization of previously capitalized interest	8.5	10.7	10.2	9.9	9.8	11.0
Minority interest in net income of consolidated subsidiaries with fixed charges	47.9	36.7	57.9	27.2	44.7	42.6
Proportionate share of fixed charges of investees accounted for by the equity method	0.4	7.2	4.7	4.1	5.8	5.5
Proportionate share of net loss of investees accounted for by the equity method	0.7	18.0	16.1	42.9	28.0	0.3

Total additions	57.5	72.6	88.9	84.1	88.3	59.4
Deduct:
Capitalized interest	5.5	8.0	7.2	1.7	11.9	18.1
Minority interest in net loss of consolidated subsidiaries	4.0	14.8	5.2	15.1	8.3	4.2
Undistributed proportionate share of net income of investees accounted for by the equity method	3.1	3.9	1.7	0.2	2.9	1.8

Total deductions	12.6	26.7	14.1	17.0	23.1	24.1
TOTAL EARNINGS	$177.7	$(649.2)	$61.3	$(272.3)	$140.6	$313.7

FIXED CHARGES
Interest expense	$266.2	$296.3	$241.7	$297.1	$282.8	$173.1
Capitalized interest	5.5	8.0	7.2	1.7	11.9	18.1
Amortization of debt discount, premium or expense	40.3	40.5	8.8	6.0	1.5	0.7
Interest portion of rental expense (1)	66.3	88.4	76.7	74.1	73.5	62.1
Proportionate share of fixed charges of investees accounted for by the equity method	0.4	7.2	4.7	4.1	5.8	5.5

TOTAL FIXED CHARGES	$378.7	$440.4	$339.1	$383.0	$375.5	$259.5

TOTAL EARNINGS BEFORE FIXED CHARGES	$556.4	$(208.8)	$400.4	$110.7	$516.1	$573.2

RATIO OF EARNINGS TO FIXED CHARGES	1.47	*	1.18	**	1.37	2.21

*	Earnings for the year ended December 31, 2003 were inadequate to cover fixed charges. The coverage deficiency was $649.2 million.

**	Earnings for the year ended December 31, 2001 were inadequate to cover fixed charges. The coverage deficiency was $272.3 million.

(1) Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.